EXHIBIT 99.5

Empower Clinics Reports Q3 2022 Results

288% year over year increase in revenue in Q3 2022

VANCOUVER, B.C.: November 28, 2022 – EMPOWER CLINICS INC (CSE:CBDT)(Frankfurt:8EC)(OTCQB:EPWCF) (“Empower” or the “Company”) an integrated healthcare company - serving patients through medical centers, telemedicine platforms, a medical device company, and a high complexity medical diagnostics laboratory – announced today it has filed its unaudited condensed interim consolidated financial statements and related Management’s Discussion and Analysis for the three and nine months ended September 30, 2022, both of which are available at www.SEDAR.com. All financial information in this press release is reported in United States dollars, unless otherwise indicated.

We are pleased to deliver substantial revenue growth, with revenues almost tripling this quarter on a year over year basis. This is the second consecutive quarter that we’ve maintained strong revenue growth when compared to last year”, said Steven McAuley, Chairman and CEO of Empower Clinics. “We realized strong returns on our investment to launch fully certified COVID-19 testing solutions and centers in the Vancouver waterfront area. MediSure Canada continues to experience healthy sales growth across its entire suite of medical devices and at-home testing solutions, including the immediate adoption of products launched just this year. MediSure Labs now has new leadership with a proven track record to help realize its revenue potential. The Medi-Collective is successfully recruiting doctors and adding specialty services like cardiology and dermatology. Recognizing macro-economic challenges, we will operate as efficiently as possible and looking forward to 2023, we will focus our growth efforts on U.S. healthcare opportunities, in large markets and sectors that we are already invested in.”

Q3 2022 Highlights

•	Total revenues from continuing operations of $1,573,809 for Q3 2022 compared to revenues of $405,707 for Q3 2021, representing a 288% increase year over year. The increase in revenue is primarily attributed to the launch of Empower Clinic’s COVID-19 testing clinics for cruise ship passengers and increased sales from MediSure.
•	Gross margin from continuing operations was 59% for Q3 2022, compared to 95% in Q3 2021, representing 37% decrease.
•	Net loss from continuing operations was $457,066 or $0.00 per share compared to a net loss from continuing operations of $1,711,659 or $0.01 per share for Q3 2021. The net loss for current period was primarily driven by an increase in operating expenses related to Empower Clinic’s COVID-19 testing site and ongoing operations in Medi-Collective clinics.
•	Cash as at September 30, 2022 of $469,712, compared to cash of $866,170 at December 31, 2021.
•	Cash used in operating activities from continuing operations was $94,075 for Q3 2022, compared to $1,247,009 for Q3 2021.

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Financial Summary

$, except where noted	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Total revenues	1,573,809	405,707	4,234,739	3,226,335
Direct clinic expenses	(642,187)	(18,377)	(2,333,834)	(1,592,338)
Loss from operations	(906,315)	(601,979)	(3,759,444)	(3,080,366)
Net loss from continuing operations	(457,066)	(1,711,659)	(590,136)	(27,052,131)
Adjusted EBITDA loss	(775,927)	(28,732)	(3,024,784)	(1,609,747)
Net loss per share, continuing operations, basic and diluted	(0.00)	(0.01)	(0.00)	(0.08)

Financial Performance

As part of total revenues, revenues from the Health & Wellness segment for Q3 2022 were $284,001 compared to Q3 2021 revenues of $244,752. This increase over the prior year period is attributable to higher revenues from Medi-Collective’s clinics.

Diagnostics & Technology revenue includes the sale of MediSure products and COVID-19 testing conducted by Kai Medical Laboratory and Empower Clinics. Diagnostics & Technology revenue for Q3 2022 were $1,289,808 with 58% attributable to COVID-19 testing, compared to Q3 2021 revenues of $160,955. This increase over the prior year period is attributable to the launch of COVID-19 testing solutions for cruise travel passengers in Vancouver, Canada.

Direct expenses excluding depreciation and amortization for Q3 2022 were $642,187 compared to Q3 2021 direct clinic expenses of $18,377. The increase in direct expense was due to the increased direct personnel costs related to the launch of COVID-19 testing in Vancouver, Canada.

Loss from operations for Q3 2022 was $906,315 compared to Q3 2021 of $601,979. This increase in loss from prior year period is attributed to additional expenses related to insurance, travel and recruitment costs within clinic operating expenses.

Net loss from continuing operations for Q3 2022 was $457,066, compared to net loss in Q3 2021 of $1,711,659. In Q3 2021, the Company recognized an aggregate of $4,342,373 in impairment charges, while no such impairment was recognized in Q3 2022. This was offset by a gain on change in fair value of the warrant liability of $3,131,006 in Q3 2021 compared to a lower gain in Q3 2022 of $354,582 and the addition of a gain on change in fair value of a conversion feature associated with convertible debentures issued by the Company.

Adjusted EBITDA is a non-GAAP financial measure that is calculated as net loss from continuing operations before depreciation and amortization, interest, accretion, share-based compensation, and changes in the fair value of derivative liabilities. Adjusted EBITDA loss in Q3 2022 was $775,927 compared to $28,732 in Q3 2021. Adjusted EBITDA is a metric used by management to monitor the Company’s revenues compared to its cash operating costs in an effort to trend toward improved profitability.

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During Q3 2022, the Company used $94,075 of cash in the operating activities from continuing operations. The Company invested cash of $3,103 for the purchase of furniture and equipment and used $236,098 of cash in financing activities for lease payments and repayments of loans and notes payable.

Please refer to the Company’s condensed interim consolidated financial statements, related notes and accompanying Management Discussion and Analysis for a full review of the operations.

About Empower

Empower is an integrated healthcare company that provides body and mind wellness for patients through its clinics, with digital and telemedicine care, and world-class medical diagnostics laboratories. Supported by an experienced leadership team, Empower is aggressively growing its clinical and digital presence across North America. Our Health & Wellness and Diagnostics & Technology business units are positioned to positively impact the integrated health of our patients, while simultaneously providing long term value for our shareholders.

ON BEHALF OF THE BOARD OF DIRECTORS:

Steven McAuley

Chief Executive Officer

CONTACTS:

Investors	Tamara Mason	Steven McAuley
	Business Development & Communications	CEO
	1-855-855-9058	1-855-855-9058
	t.mason@empowerclinics.com	s.mcauley@empowerclinics.com

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DISCLAIMER FOR FORWARD-LOOKING STATEMENTS

This news release contains certain “forward-looking statements” or “forward-looking information” (collectively “forward looking statements”) within the meaning of applicable Canadian securities laws. Statements other than statements of historical fact are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release, and include statements regarding the Company’s ability to positively impact the integrated health of its patients while simultaneously providing long term value for shareholders. Forward-looking statements can frequently be identified by words such as “plans”, “continues”, “expects”, “projects”, “intends”, “believes”, “anticipates”, “estimates”, “may”, “will”, “potential”, “proposed” and other similar words, or information that certain events or conditions “may” or “will” occur. Such statements are only projections, are based on assumptions known to management at this time, and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the forward-looking statements, including: that the Company’s products may not work as expected; that the Company may not be able to maintain or expand its current COVID-19 testing; that legislative changes may have an adverse effect on the Company’s business and product development; that the Company may not be able to obtain adequate financing to pursue its business plan; that general business, economic, competitive, political and social uncertainties; failure to obtain any necessary approvals in connection with any proposed transactions; and other factors beyond the Company’s control. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. Readers are cautioned not to place undue reliance on the forward-looking statements in this release, which are qualified in their entirety by these cautionary statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements in this release, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

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